

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 5, 2011

Frank Lamendola
Chief Financial Officer
TC Power Management Corp.
501 Madison Avenue
14th Floor
New York, NY 10022

> **Re: TC Power Management Corp.**
> **Form 10-K for Fiscal Year Ended**
> **August 31, 2010**
> **Filed November 29, 2010**
> **Form 8-K**
> **Filed January 13, 2011**
> **File No. 000-53232**

Dear Mr. Lamendola:

We issued comments to you on the above captioned filings on April 4, 2011. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by May 19, 2011 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by May 19, 2011, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or me at 202-551-3629 if you have questions.

Sincerely,

Kevin Woody
Branch Chief